Free Writing Prospectus
Filed Pursuant to Rule 433
Dated October 19, 2012
Registration Statement Nos. 333-171922 and

333-171922-01

ABS EAST FLOORPLAN SECURITIZATION OCTOBER 2012

Free Writing Prospectus Registration Statement Nos. and 333-171922 and 333-171922-01 Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC (the "depositors") Ford Credit Floorplan Master Owner Trust A (the "issuer") This document constitutes a free writing prospectus for purposes of the Securities Act of 1933. The depositors have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositors have filed with the SEC for more complete information about the depositors, the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, you may request that a copy of the prospectus be sent to you by calling toll-free 1-866-669-7629.

DISCUSSION AGENDA Business Update 3 Retail Securitization R-1 Lease Securitization L-1 Floorplan Securitization F-1

 FLOORPLAN SECURITIZATION FORD CREDIT FLOORPLAN OVERVIEW Ford Credit has been financing dealer vehicle inventory since 1959 Ford Credit provides financing for about 80%* of Ford and Lincoln dealer inventory or approximately 2,800 dealers Floorplan receivables are secured primarily by the financed vehicles and payment is required when the vehicle is sold Ford Credit regularly audits dealer inventory and sales records by VIN to verify each receivable is paid following the sale of the financed vehicle Ford Credit’s underwriting of dealers is independent of Ford; however, its access to dealer information through the Ford relationship significantly enhances its ability to manage risk Ford Credit’s risk management practices have contributed to very low losses * Excluding fleet dealer sales

Ford Credit has had a publicly registered floorplan securitization program for 20 years The current Master Trust was established in 2001 and is structured similarly to a revolving credit card trust Over 90% of Ford Credit’s total floorplan portfolio is designated to the Trust The Trust regularly issues: Publicly registered and Rule 144A term notes Privately placed term and variable funding notes FLOORPLAN SECURITIZATION TRUST OVERVIEW * * As of June, 30, 2012

 FLOORPLAN SECURITIZATION PERFORMANCE OVERVIEW Ford Credit’s floorplan portfolio has experienced very low losses -- primarily a function of strong risk management practices and servicing: Continuous dealer monitoring of dealer financial health, payment performance, and the status of vehicle collateral -- actions intensify as risk increases Proprietary risk rating assessment and behavioral scoring models Leveraging access to dealer information through Ford relationship

FLOORPLAN SECURITIZATION PERFORMANCE OVERVIEW No Trust losses realized -- although not required, elected to remove receivables from accounts classified as status 64 120 143 Memo: Days Supply** * See Appendix - Loss Experience for footnotes ** Days supply derived from payment rate *** Other includes dealers that have no dealer risk rating because Ford Credit only provides in-transit financing or because Ford Credit is in the process of terminating the financing for such dealer; see slide F-15 for definitions of dealer risk ratings Portfolio Net Losses (Recoveries) as a Percent of Average Principal Balance (1)(2)(3)* Trust Net Losses (Recoveries) as a Percent of Average Principal Balance (3)(5)(6)(7)* 3 Month Average of Monthly Principal Payment Rate U.S. Floorplan Portfolio Dealer Risk Ratings 0.000% 0.000% 0.000% 0.000% 0.000% 0.000% 0.000% 2007 2008 2009 2010 2011 Jun-11 Jun-12 0.090% 0.151% 0.353% - 0.087% - 0.021% - 0.035% - 0.032% 2007 2008 2009 2010 2011 Jun-11 Jun-12

FLOORPLAN SECURITIZATION STRUCTURE OVERVIEW Credit enhancement in our floorplan securitization program includes: Subordination of junior notes Required subordinated amount Cash reserve Excess spread The structure also provides for 1:1 incremental subordination to cover any ineligible receivables and receivables in excess of the specified concentration limit % of Receivable Balance Total Class A Enhancement~24.4% Concentration Limit Ineligible receivables n/a 8.3 $ Dealer concentration (5% for AutoNation) 2% 0.0 Used vehicle concentration 20% 0.0 Fleet concentration 4% 0.0 Medium/Heavy truck concentration 2% 0.0 Manufacturer concentration 10% 0.0 (2% or 6% for lower rated manufacturers) Total: 8.3 $ ($Mils.) Incremental Subordination As of 6/30/2012 Class A Notes ("AAA") 76.5% Class B Notes ("AA") 3.5% Class C Notes ("A") 5.0% Class D Notes ("BBB") 3.0% Subordinated Interest Amount 12.0% Reserve Account 0.9% Excess Spread (per annum)

FLOORPLAN SECURITIZATION KEY TRIGGERS Amortization Triggers Average monthly principal payment rate (MPR) for the three preceding collection periods is less than 21% The cash balance in the excess funding account exceeds 30% of the adjusted invested amount of all series for three consecutive months The available subordinated amount is less than the required subordinated amount Bankruptcy of a depositor, Ford or Ford Credit (Chapter 7 or Chapter 11) Enhancement Step-Up Trigger October 2010 added payment rate trigger layer of 25% Subordination factor steps up 4 percentage points or reserve fund increases by same amount as required subordination increases if trigger is breached

FLOORPLAN SECURITIZATION OUTSTANDING SERIES* Private Variable Funding Notes used to manage seasonal fluctuations of Trust balance and provide an additional source of liquidity Capacity $3.8 billion; currently unfunded Legacy public structures reflect evolving rating agency criteria, changes to subordination structure, and introduction of payment rate step-up trigger * As of September 30, 2012 Private Variable Legacy Public Current Public Funding Notes Term Structures Term Structure Series 2006-1, 2010-4, 2012-3 2010-1, 2010-2, 2010-3, 2010-5, 2011-1 2011-2, 2012-1, 2012-2, 2012-4, 2012-5 Amount Outstanding ($Bils.) - $ 4.3 $ 5.5 Senior Hard Enhancement 25.75% 25.88% - 32.81% 24.38% Maturity Ranges Dec '12 - Jul '13 Dec '12 - Feb '15 Sept '13 - Sept '17 - Total Funding: 9.8 $ - Total Assets: 13.0 $ - Unfunded Assets: 1.5 $ Trust Balance ($Bils.)*

FLOORPLAN SECURITIZATION BREAKEVEN ANALYSIS * S&P stress scenarios based on stated methodology detailed in S&P’s FORDF 2012-5 presale report; assumes all remaining vehicles liquidate at 50% rate at month 7 ** Annualized Combined Monthly Payment Rate (MPR) and Loss Stress Scenario Historical Portfolio Annual Net Loss Performance Memo: Note Balance: 100% 71% 51% 37% 27% 20% 15% 0% 0 1 2 3 4 5 6 7 Lowest MPR: 28.7% (February 2006) Historical Portfolio MPR 0 1 2 3 4 5 6 7 6-month stress period Highest Annual Loss: 0.35% (2009) ** ** Lowest MPR: 28.7% (February 2006) Highest Annual Loss: 0.35% (2009)

SERVICING AND RISK MANAGEMENT

Structure Dealers vary in size and complexity – from single store to multi-point / multi-franchise organizations Many dealers use a holding company structure similar to the one shown here. In most cases, Ford Credit obtains guarantees at all levels of ownership Collateral The financed vehicles are the primary collateral for dealer floorplan loans For most dealers, Ford Credit also obtains personal guarantees and secondary collateral* in the form of additional dealer assets, including dealer adjusted net worth and real estate equity Dealers have significant “skin in the game,” which provides a strong incentive for dealers to repay floorplan loans FLOORPLAN SECURITIZATION TYPICAL DEALER STRUCTURE Assets Stocks, bonds, cash Non-dealer real estate Other assets, for example, boat, plane, jewelry and furniture Assets Unfloored used inventory Furniture, fixtures, parts, accessories and equipment Dealer net worth Assets Land Buildings Personal guarantees from most dealers Dealer Principal Secondary Collateral Holding Company Real Estate Holding Company Dealer (Borrower) Secondary Collateral Secondary Collateral Primary Collateral Financed new and used vehicles * Secondary collateral is used in assessing the creditworthiness of a dealer; however, it is not used in assignment of risk group.

FLOORPLAN SECURITIZATION UNDERWRITING AND CREDIT REVIEW PROCESS A dealer seeking to finance its vehicle inventory with Ford Credit must submit a request for financing along with its financial and other information Ford Credit performs a thorough review of the dealer’s: Business, legal and operations structure including number of manufacturer franchises Credit information Financial statements or tax returns Bank references Types of vehicles included in the dealer’s inventory and any specialty services provided for certain types of vehicles or customers, such as fleet Ford Credit evaluates the dealer’s marketing capabilities, financial resources and the amount and types of financing requested The financing extended to a dealer is tailored to suit the business and operational needs of the dealer and depends on the financial strength and nature of the dealer’s business Due to ongoing nature of floorplan financing arrangements, Ford Credit performs a credit review of each dealer at least annually, following the same process utilized when the financing was originally approved

FLOORPLAN SECURITIZATION DEALER RISK RATING ASSESSMENT Ford Credit uses a proprietary scoring model to evaluate new dealer account originations, perform ongoing credit reviews of dealers and assign risk ratings to dealers Dealer risk ratings can be categorized into groups Large sample size and significant historical experience have been analyzed to identify key indicators that predict a dealer’s ability to meet its financial obligations, including capitalization and leverage, liquidity and cash flow, profitability, credit history and payment performance Risk rating is based on the dealer and does not take into account the personal guarantees or net worth of the owners Origination scoring model is validated quarterly to ensure the integrity and performance of the model and is updated if necessary Group Description I Strong to superior financial metrics II Fair to favorable financial metrics III Marginal to weak financial metrics IV Poor financial metrics, may be uncollectible Other Includes dealers that have no dealer risk rating because Ford Credit only provides in-transit financing or because Ford Credit is in the process of terminating the financing for such dealer

FLOORPLAN SECURITIZATION DEALER BEHAVIORAL ASSESSMENT Ford Credit uses a proprietary behavior scoring model, Monthly Accounts Review (MAR), to assess each dealer monthly MAR rating directs the intensity and frequency of our dealer monitoring and controls Large sample size and significant historical experience have been analyzed to identify key indicators that predict a dealer’s ability to meet its financial obligations MAR utilizes the dealer’s most recent unadjusted financial metrics, payment performance and credit line utilization MAR allows Ford Credit to identify behavior risks and appropriately allocate resources to resolve issues before they escalate MAR is validated quarterly to ensure integrity and performance of the model and is updated if necessary

FLOORPLAN SECURITIZATION DEALER MONITORING STRATEGY Liquidation Monitor Dealers Watch Report Status MAR directed action plans Monitor Payoffs Aged Inventory Overline Report Financial Statements Monthly Accounts Review Assess dealer risk and determine action plans Dashboard – Medium to Low Risk Trigger based action plans Watch Report – Medium to High Risk Formal review and action plans which may include accelerated physical audits Formal review of action plans and results presented to senior management (plans may include accelerated physical audits) Intensive Care Unit (ICU) – High Risk More experienced risk team Increased intensity surrounding action plans and timelines Status On-site control Focus on asset protection Liquidation Focus on loss mitigation Risk Rating Credit File Review Dashboard Trend Report No Further Action Monthly Accounts Review (MAR) Dashboard ICU

Dealer’s risk rating determines the scheduled frequency of on-site vehicle inventory audits Ford Credit engages a vendor to perform on-site vehicle inventory audits Size of an audit team varies based on dealer locations and complexity Typically, one auditor is needed for every 300 vehicles in inventory Approximately 7,700 floorplan audits were completed in 2011 All dealer locations are typically audited same day Dealer generally does not receive advance notice Strict restrictions on how often the same auditor may lead a dealer’s audit Ford Credit reconciles each audit daily Immediate payment is required for any sold vehicle Ford Credit maintains a robust quality assurance process to monitor the vendor’s performance FLOORPLAN SECURITIZATION INVENTORY AUDITS

FLOORPLAN SECURITIZATION CAPTIVE FINANCE COMPANY BENEFITS Integrated Systems Enable Real Time Controls Other captive finance company benefits: Access to monthly dealer financial statements allows monitoring of dealer financial strength Aligned sales, production and inventory objectives between Ford and Ford Credit On-site dealer monitoring by both Ford and Ford Credit Joint Ford and Ford Credit discussions with dealers on all aspects of the business Comparative dealership benchmarking between dealerships of like size or in similar markets 1. Dealer Floorplan Receivables System North American Vehicle Information System Ford Credit Ford Dealer Information on sold vehicles reported to Ford Credit and matched to floorplan receivables Dealer pays off floorplan receivables Dealer reports vehicle sale to obtain: Warranty registration Manufacturer incentives 2. 3.

FLOORPLAN SECURITIZATION FORD CREDIT ACTIONS If Ford Credit discovers any issues when monitoring a dealer, it may: Increase frequency of on-site vehicle inventory audits or schedule an immediate on-site vehicle inventory audit Review curtailment options and advance rates Suspend credit lines Verify cash balances and organizational structure Assign Ford Credit dealership accounting specialists to perform an in-depth review of the dealership and validate the accuracy and completeness of financial statement(s) Meet with owners/guarantors Increase risk rating to trigger more extensive monitoring Discuss with the Ford sales division to ensure an aligned approach

FLOORPLAN SECURITIZATION STATUS DEALER PROCEDURES A dealer status is declared when: Dealer does not satisfy a sold out-of-trust condition (payment not remitted to Ford Credit upon sale of vehicle) discovered during an audit Dealer fails to pay principal or interest Dealer bankruptcy Any other circumstances arise that warrant immediate action Once a status is declared Ford Credit may then: Suspend credit lines Maintain Ford Credit personnel on site Collect titles and keys Secure dealer inventory Issue payment demand letters Obtain liens on property of guarantors Increase the dealer’s floorplan interest rate If Ford Credit does not believe that a dealer can resolve a status situation, Ford Credit will: Liquidate vehicles and any available secondary collateral to obtain greatest value Continue collection efforts against personal and corporate guarantors Should liquidation be necessary, inventory is disposed through the following channels: Transfer of vehicles to other dealers Repurchase by manufacturer and redistribution to other dealers Sale of vehicles at auction

FLOORPLANAPPENDIX

For periods ending after September 30, 2011, average principal balance is the average of the principal balances of the receivables at the beginning of each month in the period indicated. For periods prior to September 30, 2011, average principal balance for each period indicated is the average of the average principal balances for each month in such period based on the average of the daily principal balances for such month. Net losses in any period are gross losses, including actual losses and estimated losses, less any recoveries, including actual recoveries and reductions in the amount of estimated losses, in each case, for such period. This loss experience also reflects recoveries from dealer assets other than the financed vehicles. However, because the interest of the trust in any other dealer assets will be subordinated to Ford Credit’s interest in such assets, the net losses experienced by the trust may be higher. For the non-annual periods, the percentages are annualized. Liquidations represent payments and net losses that reduce the principal balance of the receivables for the period indicated. The trust has not experienced a loss on any receivable during the indicated periods, primarily as a result of the depositors choosing to remove any receivables relating to accounts that are redesignated from the trust because they have been classified as status. However, the depositors are not required to do so, and there can be no assurance that they will continue to do so in the future. Average principal balance is the average of the principal balances of the receivables at the beginning of each month in the period indicated. Net losses in any period are gross losses, including actual losses and estimated losses, less any recoveries, including actual recoveries and reductions in the amount of estimated losses, in each case, for such period. Recoveries include amounts received from any other dealer assets securing the receivables in addition to the financed vehicles. FLOORPLAN SECURITIZATION LOSS EXPERIENCE Note: Recent period recoveries are a result of enforcement actions against prior year status dealers Ford Credit Portfolio Trust Loss Experience of Ford Credit’s Dealer Floorplan Portfolio Historical Floorplan Losses Show The Positive Effect Of Ford Credit’s Processes And The Experience Of Ford Credit’s Personnel F-Appendix 1 (1) (2) (3) (4) (5) (6) (7)

 FLOORPLAN SECURITIZATION FLOORPLAN FINANCE TERMS Advance rates New (untitled) vehicles – 100% of invoice amount, including destination charges and dealer holdback Auction vehicles – auction price plus auction fee and transportation costs Used vehicles – up to 100% of wholesale value (trade publications) Floorplan interest rate New vehicles* – prime rate plus generally 1.50% Used vehicles – prime rate plus generally 1.75% Floorplan rates are not risk based Payment terms Principal due generally upon sale of related vehicle Interest and other administrative charges are billed and payable monthly in arrears In-transit vehicle adjustment fee Prime rate plus 0.30% Credit lines New vehicle lines – based on a 60-day supply Used vehicle lines – based on a 30- to 45-day supply depending on dealer risk rating Curtailment terms – Ford Credit requires higher risk dealers to make periodic principal payments, or “curtailments,” prior to the sale or lease of the related vehicle * Certain vehicles are financed at new vehicle rates including demonstrator, service loaner and program vehicles. F-Appendix 2

FLOORPLAN SECURITIZATION STRUCTURE OVERVIEW *Excess funding account (EFA) has been funded periodically when the Trust balance declines below the required pool balance (for example, as a result of plant shutdowns or manufacturer vehicle marketing incentive programs) F-Appendix 3 $0 $4 $8 $12 $16 Jun-07 Dec-07 Jun-08 Dec-08 Jun-09 Dec-09 Jun-10 Dec-10 Jun-11 Dec-11 Jun-12 Billions Floorplan Trust Balance Wholesale Trust Balance (Excluding EFA) (Bils.) Required Pool Balance (Bils.) Cash funding required as a result of low Trust balance*

FLOORPLAN SECURITIZATION LEGAL STRUCTURE Ford Credit Floorplan LLC (Depositor) The Bank of New York Mellon (Indenture Trustee) Ford Credit Floorplan Corp. (Depositor) Ford Motor Credit Company LLC (Sponsor, Servicer and Administrator) Ford Motor Company Wells Fargo Bank, N.A. (Back-up Servicer) Ford Credit Floorplan Master Owner Trust A (Issuer) Outstanding Series F-Appendix 4